Filed Pursuant to Rule 433
Registration No. 333-131950
January 26, 2010
PRICING TERM SHEET
6.250% Notes due January 29, 2020

Issuer:	The Republic of Hungary
Security:	6.250% Notes due January 29, 2020
Size:	US$2,000,000,000
Maturity Date:	January 29, 2020
Coupon:	6.250%
Interest Payment Dates:	Semi-annual on July 29 and January 29 in each year commencing July 29, 2010
Price to Public:	99.86%
Benchmark Treasury:	UST 3.375% due November 15, 2019
Benchmark Treasury Yield:	3.619%
Spread to Benchmark Treasury:	+ 265 bp
Yield:	6.269%
Expected Settlement Date (T+3):	January 29, 2010
CUSIP:	445545 AD8
Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services BBB by Fitch Ratings, Ltd.
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Note:
Recent Developments Regarding the Republic:
On January 26, 2010, the Constitutional Court of the Republic, in its final and non-appealable decision, ruled that the recently-enacted law imposing taxes on high-value residential property is unconstitutional under the laws of the Republic due to uncertainties in assessing the market value of residential real property. The Constitutional Court did not overturn the tax on other high-value assets (e.g., watercraft, aircraft and high performance cars). The Republic’s estimated revenue for 2010 from the invalidated real property taxes amounted to approximately HUF 50 billion, or approximately 0.2% of projected GDP for 2010. As a result of the loss in anticipated tax revenue, the Republic expects the budget deficit for 2010 to be approximately 0.2% higher than forecasted. The Republic will consider if any offsetting measures will be implemented.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.